04001378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 19 2004 SEC MAIL PROCESSING SECTION 158 WASH. D.C.

SEC FILE NUMBER
8- 34031

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMBRIDGE WAY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5214 Maryland Way, Suite 309
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maggie Nuzum (615) 371-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maggie Nuzum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge Way, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maggie Nuzum
Signature

Sr. Vice President
Title

Karen W. Vaughan
Notary Public Com. Ep 8/20/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **Not required**
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE WAY, INC.

Financial Statements and Supplementary Data

December 31, 2003

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

NASHVILLE, TENNESSEE

CAMBRIDGE WAY, INC.

Table of Contents

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Cambridge Way, Inc.
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of Cambridge Way, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Way, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
January 16, 2004

CAMBRIDGE WAY, INC.

Statement of Financial Condition

December 31, 2003

Assets

Current assets:		
Cash	$	73,034
Deposit with clearing organization		50,000
Commissions receivable		15,704
Due from affiliate		71,459
Other current assets		4,600
Total current assets		214,797
Property and equipment, net:		
Office equipment		41,428
Furniture and fixtures		40,610
		82,038
Less accumulated depreciation		(79,290)
Property and equipment, net		2,748
Deposits		4,705
Total assets	$	222,250

Liabilities and Stockholder's Equity

Current liabilities:		
Commissions payable	$	30,599
Accrued expenses		478
Total current liabilities		31,077
Stockholder's equity:		
Common stock (no par value). Authorized 1,000 shares, authorized, issued and outstanding		1,000
Additional paid-in capital		32,616
Treasury stock (300 shares at cost)		(6,595)
Retained earnings		164,152
Total stockholder's equity		191,173
Total liabilities and stockholder's equity	$	222,250

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Income

For the Year Ended December 31, 2003

Revenues:	
Commissions	$ 361,304
Interest and other income	32,765
Total revenues	394,069
Operating expenses:	
Commission expense	238,072
Insurance	13,639
Professional fees	24,665
Telephone	17,972
Other taxes	2,263
Office supplies and expense	18,519
Automobile and travel	506
Depreciation	2,725
Dues and subscriptions	8,937
Licenses, bonds, and fees	31,041
Management fee	14,425
Miscellaneous	2,530
Rent	16,163
Total operating expenses	391,457
Income before income taxes	2,612
Provision for income taxes	-
Net income	$ 2,612

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2003

		Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2002	$	1,000	32,616	(6,595)	161,540	188,561
Net income		-	-	-	2,612	2,612
Balance at December 31, 2003	$	1,000	32,616	(6,595)	164,152	191,173

The accompanying notes are an integral part of these financial statements.

[redacted]

CAMBRIDGE WAY, INC.

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2003

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Cash Flows

For the Year Ended December 31, 2003

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 2,612
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 2,725	
Changes in operating assets and liabilities:		
Increase in commissions receivable	(1,626)	
Decrease in other current assets	3,065	
Increase in commissions payable	10,167	
Increase in accrued expenses	7	
Total adjustments		14,338
Net cash provided by operating activities		16,950
Cash flows from investing activities:		
Increase in due from affiliate	(7,339)	
Purchase of property and equipment	(975)	
Net cash used in investing activities		(8,314)
Net increase in cash and cash equivalents		8,636
Cash and cash equivalents at beginning of year		64,398
Cash and cash equivalents at end of year		$ 73,034

The accompanying notes are an integral part of these financial statements.

(1) Organization

Cambridge Way, Inc. is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all cash, money market funds and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality.

(b) Property and Equipment

Property and equipment is stated at cost. Depreciation is provided over the assets' estimated useful lives using accelerated methods. Furniture and fixtures are generally depreciated over seven years while office equipment is depreciated over five years.

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals or betterments are capitalized. When property is retired or sold, the cost and the related accumulated depreciations are removed from the accounts, and the resulting gain or loss is included in operations.

(c) Revenue Recognition

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(d) Income Taxes

The Company has elected to be taxed as a Subchapter "S" corporation for federal income tax purposes. As such, all federal taxable income and losses pass through to the individual stockholder for inclusion in the personal income tax return and the Company recognizes only state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

(2) Summary of Significant Accounting Policies, Continued

(e) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Advertising Costs

Advertising costs are expensed as incurred.

(3) Net Capital Requirements and Other Restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2003, the Company had net capital as defined of $107,447.

The Company maintains an agreement for clearing services with a broker-dealer registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition.

(4) Due from Affiliate

The advances of $71,459 at December 31, 2003 represent unsecured non-interest bearing advances made to an affiliated company that is solely-owned by the Company's 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliate.

(5) Related Party Transactions

Substantially all expenses of the Company, except commission expense and other directly related expenses, represent allocations of such expenses from its affiliate. Both companies share office facilities and incur other common overhead expenses. The Company was allocated 25% of those common expenses for 2003. The affiliate also pays the stockholder's and all other compensation. In addition to the allocated expenses, the Company paid the affiliate $14,425 for management services for the year ended December 31, 2003.

(5) Related Party Transactions, Continued

Under a rental arrangement, the affiliated company has noncancelable lease obligations associated with the office facilities through August 15, 2005. The following is a schedule of the affiliated company's required lease obligation as of December 31, 2003.

2004	$ 96,515
2005	60,322
	$ 156,837

The Company shares in this rental obligation through the affiliated company's allocation of common overhead expenses.

(6) Income Taxes

State net operating loss carryforwards of approximately $5,500 at December 31, 2002 were available for use against current year net income as determined for state income tax purposes. The remaining state net operating loss carryforward of approximately $200 at December 31, 2003, is available for state income tax purposes through 2015.

(7) Receivable from Clearing Organizations and Payable to Brokers

Amounts receivable from clearing organizations and payable to brokers at December 31, 2003, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 15,704	30,599

(8) Commission Concentrations

During 2003, one of the registered representatives utilized by the Company through an independent contractor arrangement, was paid approximately $200,000 in commissions for the current year. This amount represents approximately 85% of the total commission expense for 2003. Conversely, this one individual was responsible for generating the vast majority of the Company's commission revenue for the current year.

CAMBRIDGE WAY, INC.

Computation of Net Capital

December 31, 2003

Total stockholder's equity	$ 191,173
Less nonallowable assets and haircuts:	
Other current assets	4,600
Property and equipment, net	2,748
Deposits	4,705
Due from affiliate	71,459
Haircuts	214
Total nonallowable assets and haircuts	83,726
Net capital	107,447
Net capital required	50,000
Excess net capital	$ 57,447

CAMBRIDGE WAY, INC.

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2003

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAMBRIDGE WAY, INC.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2003

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAMBRIDGE WAY, INC.

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2003

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2003 Focus Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as computed on the Company's Focus Report - Part IIA (unaudited) at December 31, 2003	$ 107,447

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAMBRIDGE WAY, INC.

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2003

Not Applicable

CAMBRIDGE WAY, INC.

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2003

None

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

MAGGART & ASSOCIATES, P.C.

Nashville, Tennessee
January 16, 2004

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Independent Auditor's Report on Internal Control

To the Board of Directors
Cambridge Way, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Cambridge Way, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.